

Mail Stop 3561

January 29, 2010

W.M. "Rusty" Rush
President and Chief Executive Officer
Rush Enterprises, Inc.
555 IH3 35 South
New Braunfels, TX 78130

> **Re:** **Rush Enterprises, Inc.**
> **Form 10-Q for the Fiscal Quarter Ended September 31, 2009**
> **Filed November 9, 2009**
> **File No. 0-20797**

Dear Mr. Rush:

We have reviewed your response dated January 15, 2010 and have the following comment.

Financial Statements for the Period Ended September 30, 2009

Note 2. Goodwill and Other Intangible Assets, page 6

1. We read your response to comment 20 from our letter dated December 23, 2009. We note that SFAS 142 says that the amount of goodwill to be included in the carrying amount of the portion of the reporting unit to be disposed of shall be based on the relative fair values of the business to be disposed of and the portion of the reporting unit to be retained. However, it appears you have used the relative gross profit of the business to be disposed of to determine the amount of goodwill to include in the carrying amount. Please explain to us why you believe that relative gross profit is the same as or approximates relative fair value. Refer to ASC 350-20-35-53.

Please respond to this comment within 10 business days or tell us when you will provide us with a response.

Please contact Elizabeth Sellars, Staff Accountant at (202) 551-3348 or Jennifer Thompson, Accounting Branch Chief at (202) 551-3737 if you have questions regarding comments on the financial statements and related matters. You may contact Brigitte Lippmann, Special Counsel, at (202) 551-3713 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director